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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                ----------------

                               LaBranche & Co Inc.
                            (Name of Subject Company)

                                ----------------

                               LaBranche & Co Inc.
                        (Name of Filing Person -- Issuer)

                                ----------------

               Series A Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                                ----------------

                                   505447 20 1
                      (CUSIP Number of Class of Securities)

                                ----------------

                            George M.L. LaBranche, IV
                               LaBranche & Co Inc.
                               One Exchange Plaza
                            New York, New York 10006
                                 (212) 425-1144
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Offeror)

                                ----------------

                                   Copies to:
                                Jeffrey M. Marks
                                Steven I. Suzzan
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                                ----------------

                         CALCULATION OF REGISTRATION FEE
======================================= ========================================
        Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------- ----------------------------------------
            $30,220,000                                 $6,068
======================================= ========================================

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* The amount assumes the purchase of 30,000 shares of Series A preferred  stock, par value $0.01 per share, of LaBranche & Co Inc. (the "Shares"), at a price per Share of $1,000 in cash plus accrued but unpaid dividends up to, but not including, the payment date.

**       Calculated as 1/50 of 1% of the transaction value.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $6,068         Filing Party:  LaBranche & Co Inc.
Form or Registration No.:  5-56767       Date Filed:    January 6, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [x]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 2 to Schedule TO further amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on January 6, 2003, as amended by Amendment No. 1 thereto, filed on January 21, 2003. The Schedule TO relates to the offer by LaBranche to purchase up to 30,000 of the outstanding shares of its Series A preferred stock, (the "Shares"), at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Revised Offer to Purchase dated January 21, 2003 (the "Offer to Purchase"), as amended herein, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

     Except as provided herein, this Amendment No. 2 does not alter the terms and conditions previously set forth in the Offer to Purchase, and should be read in conjunction with the Offer to Purchase.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     The information set forth in the Offer to Purchase in Section 7 ("Certain Information Concerning the Company") and Section 8 ("Interests of Certain Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Purchases"), and in LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, as amended by LaBranche's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002, and in LaBranche's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003, is herein incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Section 1 of the Offer to Purchase ("Terms of the Offer; Expiration Date") is hereby amended by replacing the date, "Monday, February 3, 2003" in the last sentence of the first paragraph thereof with "Tuesday, February 4, 2003."

     Section 10 of the Offer to Purchase ("Conditions to the Offer") is hereby amended by amending the final sentence of the last paragraph thereof to read as follows:

          "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date."

ITEM 10. FINANCIAL STATEMENTS.

     The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of LaBranche are not required.

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ITEM 12. EXHIBITS.

The following Exhibits are filed herewith:

               (a)(1)(A)      Revised Offer to Purchase dated January 21, 2003.*

               (a)(1)(B)      Letter of Transmittal.*

               (a)(1)(C)      Notice of Guaranteed Delivery.*

               (a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

               (a)(1)(E) LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, as amended by LaBranche's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002.*

               (a)(1)(F) Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003.*

               (a)(2)         None.

               (a)(3)         None.

               (a)(4)         None.

               (a)(5)         None.

               (b)            None.

               (c)            None.

               (d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

               (d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

               (d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

               (g)            None.

               (h)            None.

--------------------------
*  previously filed.


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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

       Not applicable.

















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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            LABRANCHE & CO INC.


                                            By: /s/ George M.L. LaBranche, IV
                                                ------------------------------
                                                George M.L. LaBranche, IV
                                                Chairman, President and
                                                  Chief Executive Officer


Dated: January 24, 2003









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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------


(a)(1)(A)      Revised Offer to Purchase dated January 21, 2003.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *

(a)(1)(E) LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 15, 2002, as amended by LaBranche's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002.*

(a)(1)(F) Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003.*

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)         None.

(b)            None.

(c)            None.

(d)(1) Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(2) Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(d)(3) RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)

(g)            None.

(h)            None.

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*  previously filed.